Exhibit 99.1

ENGLISH TRANSLATION

Jumia Technologies AG

Berlin

WKN: A2PGZM

ISIN: US48138M1053

Unique identifier of the event: GMETJMIA0722

Invitation to the Annual General Meeting of Shareholders 2022

We hereby invite the shareholders of our Company to our

Annual General Meeting of Shareholders 2022

on Wednesday, 13 July 2022 at 4:00 p.m. (CEST).

The meeting will be held as a virtual event without physical presence of the shareholders or their proxies. A live broadcast will be available in a password-protected environment to shareholders who have registered their participation in the annual general meeting

(“Virtual Annual General Meeting”).

The chairman of the meeting will be present at the office of notary public

Christian Steinke,

Washingtonplatz 3, 10557 Berlin.

Holding by way of a virtual general meeting

The management board of the company, with the consent of the supervisory board, decided to hold this annual shareholders’ meeting as a virtual general meeting without the physical presence of the company’s shareholders or their proxies. These resolutions were passed based on the German Act to Mitigate the Consequences of the COVID-19 Pandemic under Civil, Insolvency and Criminal Procedure Law (Gesetz zur Abmilderung der Folgen der Covid-19-Pandemie im Zivil-, Insolvenz- und Strafverfahrensrecht) dated 27 March 2020, as amended by the Act on the Establishment of a Special Fund “Reconstruction Aid 2021” and on the Temporary Suspension of the Obligation to File an Insolvency Application Due to Heavy Rainfall and Floods in July 2021 and on the Amendment of Other Laws (Gesetz zur Errichtung eines Sondervermögens „Aufbauhilfe 2021“ und zur vorübergehenden Aussetzung der Insolvenzantragspflicht wegen Starkregenfällen und Hochwassern im Juli 2021 sowie zur Änderung weiterer Gesetze) dated 10 September 2021 (the “COVID-19 Mitigation Act”).

Shareholders or their proxies may not physically attend the Virtual Annual General Meeting.

This version of the Invitation to the Annual General Meeting of Shareholders 2022, prepared for the convenience of English-speaking readers, is a translation of the German original. For purposes of interpretation the German text shall be authoritative and final.

Page 1/52

I.	AGENDA	4

1.	Presentation of the approved annual financial statements of Jumia Technologies AG and the consolidated financial statements of the Jumia Group as of 31 December 2021 as adopted by the supervisory board as well as the management report of the Jumia Group for the financial year 2021 and the supervisory board report for the financial year 2021	4

2.	Resolution on the ratification of the acts of the members of the management board for the financial year 2021	4

3.	Resolution on the ratification of the acts of the members of the supervisory board for the financial year 2021	4

4.	Resolution on the appointment of the auditor of the annual financial statements and the auditor of the consolidated financial statements, as well as any audit review of condensed interim financial statements and interim management reports as well as any audit review of additional interim financial information	4

5.	Resolution on the approval of the remuneration report for the financial year 2021	5

6.	Resolution on the approval of the remuneration system for the members of the management board	6

7.	Resolution on the cancellation of the authorization to issue stock options to members of the management board and employees of the Company and members of the management and employees of companies affiliated with the Company (Stock Option Program 2021) and on the cancellation of the Conditional Capital 2021/III and the corresponding amendment of the articles of association	7

II.	FURTHER INFORMATION ON THE REMUNERATION REPORT (AGENDA ITEM 5), THE REMUNERATION SYSTEM (AGENDA ITEM 6) AND REPORTS BY THE MANAGEMENT BOARD	9

1.	Remuneration report (agenda item 5)	9

2.	Remuneration system for the members of the management board (agenda item 6)	21

3.	Report of the management board regarding the partial utilization of the Authorized Capital 2018/I excluding shareholders’ subscription rights in connection with the settlement of certain acquisition rights	35

4.	Report of the management board regarding the partial utilization of the Authorized Capital 2021/II excluding shareholders’ subscription rights in connection with the settlement of claims under the VRSUP 2019 and VRSUP 2020	36

III.	FURTHER INFORMATION ON THE CONVOCATION	37

Page 2/52

1.	Total number of shares and voting rights at the time of the convocation of the Virtual Annual General Meeting	37

2.	Holding of the general meeting of shareholders as a virtual general meeting without the physical presence of shareholders or their proxies	38

3.	Requirements for exercising the shareholder rights at the Virtual Annual General Meeting	38

4.	Significance of the record date	40

5.	Procedure for voting by electronic postal vote	40

6.	Procedures for proxy voting	40

7.	Procedure for voting by proxies appointed by the Company	42

8.	Further rights of shareholders	43

9.	Video and audio transmission of the entire Virtual Annual General Meeting	47

10.	Opposition to resolutions of the general meeting pursuant to article 2 section 1(2) sentence 1 no. 4 of the COVID-19 Mitigation Act	48

11.	Shareholder hotline	48

12.	Information on the website of the Company pursuant to section 124a AktG	48

13.	Information on data protection for shareholders	49

Page 3/52

I.	Agenda
1.

Presentation of the approved annual financial statements of Jumia Technologies AG and the consolidated financial statements of the Jumia Group as of 31 December 2021 as adopted by the supervisory board as well as the management report of the Jumia Group for the financial year 2021 and the supervisory board report for the financial year 2021

The supervisory board adopted the annual financial statements and consolidated financial statements of Jumia Technologies AG (the “Company”) prepared by the management board in accordance with section 171 of the German Stock Corporation Act (AktG). The annual financial statements of Jumia Technologies AG are thus approved pursuant to section 172 AktG. It is therefore not planned, nor is it necessary, for the Virtual Annual General Meeting to pass a resolution on this agenda item 1. Instead, these documents shall merely be made accessible to the Virtual Annual General Meeting and shall be explained by the management board or, in the case of the supervisory board report, by the chairman of the supervisory board.

The abovementioned documents are available for inspection on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and sub menu item “Annual General Meeting 2022” at

https://investor.jumia.com/agm-hv/AGM-2022/default.aspx

from the time the Virtual Annual General Meeting is convened and will also be available on the aforementioned website during the Virtual Annual General Meeting on 13 July 2022.

2.	Resolution on the ratification of the acts of the members of the management board for the financial year 2021

The management board and the supervisory board propose that the acts of the officiating members of the management board in the financial year 2021 be ratified.

3.	Resolution on the ratification of the acts of the members of the supervisory board for the financial year 2021

The management board and the supervisory board propose that the acts of the officiating members of the supervisory board in the financial year 2021 be ratified.

4.	Resolution on the appointment of the auditor of the annual financial statements and the auditor of the consolidated financial statements, as well as any audit review

Page 4/52

of condensed interim financial statements and interim management reports as well as any audit review of additional interim financial information

On the basis of the recommendation of its audit committee, the supervisory board proposes to appoint Ernst & Young GmbH, Wirtschaftsprüfungsgesellschaft, Friedrichstraße 140, 10117 Berlin:

(a)	as statutory auditor of the unconsolidated financial statements and the consolidated financial statements for the financial year ending 31 December 2022;
(b)

in the event of a preparation and audited review (prüferische Durchsicht) of any condensed interim financial statements and interim management reports for the first half-year of the financial year 2022 as auditor for such audited review; and

(c)

in the event of a preparation and an audited review (prüferische Durchsicht) of any interim financial statements for the first and/or third quarter of the financial year 2022 and/or for any interim financial statements in the financial year 2023 until the next annual general meeting as auditor for such audited review.

5.	Resolution on the approval of the remuneration report for the financial year 2021

Following the amendments to the provisions of the AktG by the German Act to Implement the Second EU Shareholder Rights Directive (“ARUG II”), the management board and the supervisory board have to prepare a remuneration report pursuant to section 162 AktG and the general meeting has to resolve on the approval of the remuneration report pursuant to section 120a(4) AktG. In accordance with section 26j(2) sentence 3 Introductory Act of the Stock Corporation Act (Einführungsgesetz zum AktG), such resolution shall be passed for the first time until the end of the first annual general meeting, calculated from the beginning of the second financial year following 31 December 2020, i.e. within the 2022 annual general meeting. The management board and the supervisory board have prepared a remuneration report pursuant to section 162 AktG for the financial year 2021. The remuneration report is annexed after the agenda in section II.1. It is made available on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and sub menu item “Annual General Meeting 2022” at

https://investor.jumia.com/agm-hv/AGM-2022/default.aspx

from the time the Virtual Annual General Meeting is convened and will also be available on the aforementioned website during the Virtual Annual General Meeting on 13 July 2022.

Pursuant to section 162(3) AktG, the remuneration report for the financial year 2021 was examined by the Company’s auditors to determine whether the legally required

Page 5/52

disclosures pursuant to section 162(1) and (2) AktG had been made. The remuneration report is accompanied by the auditor’s report.

The management board and the supervisory board therefore propose that the remuneration report for the financial year 2021, which was prepared and audited in accordance with section 162 AktG, be approved.

6.	Resolution on the approval of the remuneration system for the members of the management board

Pursuant to section 120a(1) sentence 1 AktG, which was introduced by ARUG II, the annual general meeting of a listed company must resolve on the approval of the remuneration system for the members of the management board as proposed by the supervisory board in case of any significant change of the remuneration system, and at least every four years.

The supervisory board submitted the current remuneration system for the members of the management board to the virtual annual general meeting of the Company for approval on 9 June 2021 and it was approved in the annual general meeting by 85.1 % of the share capital present.

In the year since the 2021 annual general meeting, the supervisory board, working with external remuneration consultants, has continued to analyze the company’s remuneration system. The supervisory board conducted its analysis of the remuneration system by comparison to peer companies and with a view to ensuring the remuneration system will effectively promote the company’s corporate strategy and long-term development, and efficiently deploy its available capital resources to best incentivize its employees and management board members. The outcome of its analysis is a decision to revise the remuneration system of the members of the management board in 2022.

The remuneration system adopted in 2021 will be retained in large part. The principal changes in the remuneration system proposed in 2022 include two main changes. Firstly, the long-term variable remuneration component is adjusted to take into account the current conditions of Jumia. In proposing these changes, the supervisory board takes into consideration feedback from investors in the course of the vote on the remuneration system in the 2021 virtual annual general meeting, tying the long-term variable remuneration component closer to Jumia’s long-term business strategy and sustainable development. The changes also align Jumia’s remuneration system closely to the systems of peer companies by placing high value on share price development. Secondly, in the course of the renewed vote on the remuneration system, the supervisory board also defines broader ranges for the remuneration structure. The fixed remuneration is agreed on in the service contract, the level of variable compensation is defined annually by the supervisory board. The broader ranges enable the supervisory board to appropriately refer to the pay-for-performance approach,

Page 6/52

to adjust the overall compensation package if needed and to ensure that appropriate compensation is granted.

By resolution dated 24 May 2022, the supervisory board adopted this modified remuneration system, which shall become effective on 1 January 2023, and complies with section 87a(1) AktG and the recommendations of the German Corporate Governance Code (DCGK) as amended on 16 December 2019.

A detailed description of the modified remuneration system for the members of the management board can be found in section II.2. below. It is made available on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and sub menu item “Annual General Meeting 2022” at

https://investor.jumia.com/agm-hv/AGM-2022/default.aspx

from the time the Virtual Annual General Meeting is convened and will also be available on the aforementioned website during the Virtual Annual General Meeting on 13 July 2022.

The supervisory board therefore proposes that the new remuneration system for the members of the management board of the Company it adopted on 24 May 2022 as described in section II.2. below be approved.

7.

Resolution on the cancellation of the authorization to issue stock options to members of the management board and employees of the Company and members of the management and employees of companies affiliated with the Company (Stock Option Program 2021) and on the cancellation of the Conditional Capital 2021/III and the corresponding amendment of the articles of association

The virtual annual general meeting of the Company dated 9 June 2021 resolved under agenda item 10 on the authorization of the management board and, with respect to the grant of subscription rights to members of the management board of the Company, of the supervisory board until and including 31 December 2025 to grant up to a total number of 3,400,000 subscription rights for up to 3,400,000 ordinary bearer shares with no-par value of the Company with a pro-rata amount in the share capital of the Company of EUR 1.00 per share to members of the management board of the Company and selected employees of the Company as well as to members of the management and selected employees of affiliated companies (“Stock Option Program 2021”).

To fulfil the subscription rights issued under the Stock Option Program 2021, the virtual annual general meeting of the Company dated 9 June 2021 resolved on the authorization of a conditional increase of the share capital of the Company by up to EUR 3,400,000.00 through the issuance of up to 3,400,000 new no-par value ordinary bearer shares (“Conditional Capital 2021/III”). The Conditional Capital 2021/III is set forth in Section 4 para. 7 of the articles of association.

Page 7/52

The Supervisory Board granted subscription rights under the Stock Option Program 2021 to the members of the management board of the Company. No further grants were made to employees of the Company or to members of the management and selected employees of affiliated companies. The members of the management board have not yet exercised their subscription rights and thus, the Conditional Capital 2021/III was not utilized. Furthermore, the members of the management board of the Company irrevocably und unconditionally waived any and all subscription rights granted to them under the Stock Option Program 2021. No further subscription rights shall be issued under the Stock Option Program 2021.

Instead, the Stock Option Program 2021 shall be cancelled and in the absence of beneficiaries, the Conditional Capital 2021/III which can only be used to issue shares to fulfil subscription rights under the Stock Option Program 2021, shall be cancelled as well. Further, the articles of association shall be amended accordingly by completely deleting Section 4 para. 7 of the articles of association without substitution, whereby Section 4 of the articles of association shall remain unaffected apart from such deletion.

The management board and the supervisory board of the Company propose to cancel the Stock Option Program 2021 as well as the Conditional Capital 2021/III in order to allow the Company in the future to create a new virtual restricted stock unit or other virtual program. The management board and the supervisory board of the Company currently do not intend to propose a resolution to create a new stock option program or another equity incentive plan in 2022 and are not proposing to create a new equity incentive plan at the Virtual Annual General Meeting on 13 July 2022. Share-based compensation remains an important element of the Company’s overall employee incentive program. The management board and supervisory board will continue to evaluate share-based compensation schemes that best motivate and attract employees of the Company.

a)	Cancellation of the Stock Option Program 2021 and the Conditional Capital 2021/III

The management board and the supervisory board therefore propose that the Stock Option Program 2021 as well as the Conditional Capital 2021/III resolved upon by the virtual annual general meeting of the Company dated 9 June 2021 under agenda item 10 be cancelled.

b)	Amendment of the Articles of Association

The management board and the supervisory board further propose that Section 4 para. 7 of the articles of association be deleted completely without substitution, whereby Section 4 of the articles of association shall remain unaffected apart from such deletion.

Page 8/52

II.	Further information on the remuneration report (agenda item 5), the remuneration system (agenda item 6) and reports by the management board
1.	Remuneration report for the financial year 2021 (agenda item 5)
a)	Preamble

This compensation report complies with the legal requirements of Section 162 German Stock Corporation Act (AktG) and considers the recommendations of the German Corporate Governance Code (GCGC) in its version as of December 16th, 2019. This report describes the basic features of the compensation system and provides information about the compensation awarded and due for the members of the Management Board as well as for the members of the Supervisory Board of Jumia Technologies AG (“Jumia” or the “Company”) in 2021.

This compensation report was audited by Ernst & Young GmbH, Wirtschaftsprüfungsgesellschaft, in accordance with the regulatory requirements of Section 162 (3) AktG and is subject to a non-binding vote at the Annual General Meeting, dated July 13, 2022 as required by Section 120a (4) AktG. The compensation report as well as the report on the respective audit are published on the Jumia’s website https://investor.jumia.com/investor-relations.

b)	Basic principles of the compensation system of the Management Board

The compensation system for the Management Board has the goal of promoting the company’s corporate strategy and long-term development. Jumia’s strategy includes a strong focus on sales volume growth, increasing the number of sellers and other vendors on our platform, expanding our offering of innovative, convenient and affordable online services and building for the long term. In order to strengthen the incentives of management to pursue our strategy, the management board compensation is linked to the company’s Gross Merchandise Value (“GMV”) and therefore is linked to the increased usage of our marketplace. All elements of Jumia’s growth strategy contribute to the company’s value and hence will be reflected in the share price.

To assess the appropriateness of total compensation of the members of the Management Board compared to other companies, the Supervisory Board used a suitable individual peer group. As Jumia is a German stock corporation, the peer group consists of German companies in e-commerce, retail and tech with start-up character:

Page 9/52

In addition to the external benchmark, the Supervisory Board considered the relation between Management Board compensation, the compensation of senior managers, the average employee compensation and how they have developed over time. The Supervisory Board seeks to ensure that the remuneration system is competitive and equitable.

c)	Summary of the compensation system of the Management Board

The compensation for the Management Board provides for both non-performance-based (fixed) and performance-based (variable) compensation components. The fixed compensation includes the base salary and fringe benefits, while the variable compensation is composed of Virtual Restricted Stock Units (“VRSUs”) granted pursuant to the Virtual Restricted Stock Unit Program 2021 (the “VRSUP 2021”) and Stock Options granted pursuant to the Stock Option Program 2021 (the “SOP 2021”).

The compensation system for members of the Management Board is summarized below:

Page 10/52

The above compensation system is not valid for the current, active Management Board members, as active contracts remained in place until the end of the current term. I.e., the current compensation system differs from the compensation system approved by the AGM on June 9th, 2021, e.g., as no maximum compensation is applicable.

As approved at the Annual General Meeting 2021, the maximum compensation for one fiscal year is set at EUR 15 million. The maximum compensation limits the total payments of all compensation components resulting from one fiscal year. If the sum of the payments from a fiscal year exceeds this predefined maximum compensation, the last compensation component to be paid out (generally the Stock Options) is reduced accordingly. The compliance with the maximum compensation pursuant to Section 87a AktG can only be disclosed after expiry of the waiting period respectively during the subsequent exercise period of the Stock Options granted in the year in which the maximum compensation takes effect. However, the maximum compensation will become effective when concluding new service agreements after the Annual General Meeting 2021 with newly appointed or existing members of the Management Board.

d)	Application of the compensation system of the Management Board for 2021
aa)	Non-performance-based compensation
(1)	Base salary

Jumia pays the members of the Management Board a fixed annual compensation in twelve equal monthly installments. The annual base salary amounts to 400 kEUR. Out of the 400 kEUR base salary, 52 kEUR are paid by Jumia Technologies AG whereas the remaining 348 kEUR are paid by Jumia Facilities Management L.L.C, a subsidiary of Jumia Technologies AG organized in Dubai, United Arab Emirates and/or by Jumia Technologies Spain SLU, a subsidiary of Jumia Technologies AG organized in Barcelona, Spain.

(2)	Fringe benefits

Fringe benefits primarily include contributions to market-standard insurances: health and nursing care insurance for the Management Board member and his/her family, accident insurance for invalidity and death with an appropriate amount.

Besides contributions to insurance, the Company reimburses any expenses incurred by a member of the Management Board in the course of the due performance of his duties and grants an education allowance for eligible dependent children.

Page 11/52

Lastly, the Company includes the Management Board Member in its D&O insurance.

There are no pension commitments or retirement benefit agreements.

bb)	Performance-based compensation
(1)	Virtual Restricted Stock Units Program 2021

The VRSUs have a performance period and a vesting period. The number of VRSUs granted is determined by dividing the individual target amount by the estimated fair value of one VRSU at the time of the grant. The payout of the VRSUs depends on the Gross Merchandise Volume Compound Annual Growth Rate (“GMV CAGR”) and the share price development. 50% of granted VRSUs vest after one year (2021), 50% after two years (2022).

A condition for the payout of the VRSUs is the achievement of a GMV CAGR target of 15 % over the performance period. GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

For 2021, the GMV CAGR did not meet the 15% threshold. Thus, 50% of the granted VRSU did not vest.

The GMV CAGR 2022 will be determined after the end of the performance period of the VRSUs 2021 on the 31st of December 2022.

(2)	Overview of Restricted Stock Units

The following VRSUs were granted in 2020 and 2021:

Page 12/52

The following VRSUs vested and were awarded and/or due in 2021:

For the VRSUs 2020, no performance criteria were agreed. In 2021, the VRSUs granted in 2020 vested and became due for payout.

(3)	Stock Option Program 2021

The Stock Options plan is designed as a long-term oriented incentive with a vesting period of two years for 66% of the award, respectively three years for 33% of the award, a performance and waiting period of four years and an exercise period of two years.

At the beginning, the individual target amount determines the number of Stock Options being granted. The number is calculated by dividing the target amount by the fair value of a Stock Option at grant.

Two thirds of the Stock Options granted vest after two years, one third after three years. Vested Stock Options can only be exercised in case the following criteria apply: the performance target has been reached, the four-year performance and waiting period have expired and the exercise period has started and not yet ended.

Page 13/52

The performance target to be met for SOP 2021 is a GMV CAGR of 15% over the 4-year performance period.

The performance and waiting period is followed by a two-year exercise period. Stock Options can only be exercised within this period, but only within the eight weeks following the publication of a financial report (quarterly or half year) or press release announcing the Company’s annual financial results and in no event during a black-out period. All Stock Options which are not exercised after the expiry of the exercise period will forfeit without compensation. Exercised Stock Options can be paid out in shares or in cash.

The actual target achievement for the GMV CAGR will be determined after end of performance period of the Stock Options 2021 at the end of 2024.

(4)	Overview of Stock Options

From 2016 to 2021, the following Stock Options were granted to the Management Board members:

In 2021, the following Stock Options were exercised or are still within their respective performance period:

Page 14/52

e)	Further contractual arrangements
aa)	Malus and clawback clauses

The service agreements entered into by the members of our management board contain malus and clawback provisions. Under these, the compensation from the payout of virtual restricted stock units and/or stock options can be reduced (malus) or reclaimed (clawback). The Supervisory Board has the right to reduce or reclaim compensation, if a member of the Management Board intentionally breaches the Compliance Guidelines, the Code of Conduct or a material contractual duty, or if a member of the Management Board commits significant breaches of duties of care within the meaning of Section 93 AktG.

Any claims for damages, in particular those arising from Section 93 AktG, the right to revoke the appointment in accordance with Section 84 AktG and the right to terminate the service agreement of the Management Board member for cause (Section 626 of the German Civil Code (Bürgerliches Gesetzbuch (“BGB”))) remain unaffected.

No malus or clawback provisions were applied in fiscal year 2021.

bb)	Share Ownership Guidelines

Each Management Board member is required to acquire shares of Jumia worth 100% of annual gross base salary and to hold those shares at least until the end of appointment as a member of the Management Board. Management Board members are obligated to build up the required amount of shares within four years after initial appointment or after the effective date of the share ownership guidelines, respectively.

The status quo of the value of shares held by each Management Board member in EUR and the percentage of base salary exceeds the Shareholding requirement significantly by more than a multiple of 20 and is as follows:

cc)	Early termination

In the event of the ending of the office as Management Board Member, in particular by revocation of the appointment or resignation, the service

Page 15/52

agreement also ends automatically in accordance with the statutory dismissal notice periods of Section 622 BGB without requiring a termination.

In the event the Management Board member’s service agreement with Jumia ends due to voluntary resignation from office prior to the regular end of term of office, or in case of a revocation from office by Jumia in circumstances where there are grounds justifying a termination of the service relationship for good cause within the meaning of Section 626 BGB, all unvested as well as vested but not yet paid VRSUs and Stock Options will forfeit without compensation.

In cases of early termination other than those described above, a Management Board member shall retain all VRSUs or Stock Options already vested and not yet paid out.

dd)	Change of Control

In the event of a Change of Control an accelerated vesting for the VRSUs and Stock Options is agreed. Change of Control describes an event or process in which a person or entity acquires a majority of the shares of Jumia, or all or substantially all of the Jumia’s assets. Another business combination transaction (e.g. a merger) having a similar effect will also be considered as a change of control. Accelerated vesting means that all unvested VRSUs and Stock Options shall vest immediately at the date of the Change of Control. The Change of Control does not trigger a termination right. Thus, no severance payment is agreed in the change of control except from the following general rules.

ee)	Severance Payments

In the event of premature termination of the service agreement, any severance payment to be negotiated may not exceed two years' compensation and is also limited to the compensation for the remaining term of the service agreement.

ff)	Post-contractual Prohibition on Competition

The Management Board member is prohibited for 24 months after the ending of the service agreement from competing with Jumia or with direct and indirect subsidiaries of Jumia. The post contractual prohibition on competition relates materially to all areas in which Jumia is active at the time the agreement ends, and geographically to the business area of Jumia, meaning the entire area of activity, at the time the service agreement ends.

For the duration of the post-contractual non-competition clause, Jumia is obliged to pay the Management Board member compensation equivalent

Page 16/52

to half of the fixed monthly compensation last received by the Management Board member. Other income shall be offset against the post contractual non-competition clause pursuant to Section 74c of the German Commercial Code (Handelsgesetzbuch – HGB).

Jumia may waive the post-contractual non-competition clause at any time by written declaration with the effect that it shall be released from the obligation to pay compensation after six months from the declaration.

gg)	Secondary activities

If a Management Board member receives compensation for serving on the Supervisory Boards of affiliated companies, this compensation will offset from the regular compensation at Jumia.

f)	Compensation of the Management Board in 2021
aa)	Target Compensation

The following table shows the target compensation for each member of the Management Board in 2021 and 2020. Target compensation refers to the fair value of each compensation component at the time each component is granted. Fringe benefits represent expenses in the respective fiscal year:

The compensation structure reflects the strong pay-for-performance approach by the high proportion of variable compensation. In addition, a

Page 17/52

focus on the long-term development of Jumia is ensured by weighting the long-term incentive (Stock Options) higher than the short-term incentive (VRSUs).

bb)	Awarded and due compensation

In accordance with Section 162 (1) sentence 1 AktG, the table below shows the compensation awarded and due to the members of the Management Board in 2021 and 2020. Compensation awarded and due refers to the value of each compensation component when settled (in the case of virtual restricted stock units) or when it is exercised (in the case of stock options). The table shows the total fixed compensation, including the base salary paid out and the expenses of the fringe benefits in fiscal year 2021, as well as total variable compensation, including VRSUs that vested and became awarded and due in 2021, and Stock Options from the SOP 2016 that have been exercised and settled in 2021:

g)	Compensation of the Supervisory Board
aa)	Basic principles of the compensation system for the Supervisory Board

The compensation system for the Supervisory Board complies with the legal requirements of Section 113 AktG as well as with the relevant recommendations and suggestions of GCGC. The members of the Supervisory Board receive a fixed compensation. The larger time commitment of the Chair and the Deputy Chair of the Supervisory Board as well as of the Chair and the members of committees are taken into account. No variable compensation is granted.

According to Section 113 (3) AktG the compensation system of the Supervisory Board is subject to a non-binding vote at the Annual General

Page 18/52

Meeting every four years, whereby a confirmative vote is feasible. The compensation system for the Supervisory Board has been subject to such non-binding vote at the Annual General Meeting of Jumia Technologies AG on June 9th, 2021 and was approved by 86.82 % of the present shareholders.

The members of the Supervisory Board receive an annual fixed compensation for their membership in the Supervisory Board. Additional compensation is paid for memberships in Supervisory Board committees. No attendance fees are paid to the members of the Supervisory Board. Members who belong to the Supervisory Board or to one of its committees for only part of a year receive a pro rata temporis compensation.

In addition, the members of the Supervisory Board are reimbursed for reasonable out-of-pocket expenses incurred in the performance of their duties as supervisory board members, as well as any value-added tax on their compensation.

The Supervisory Board members are included in a D&O liability insurance for board members. The premiums for this insurance policy are paid by Jumia.

bb)	Compensation of the Supervisory Board in 2021

Section 162 AktG requires a comprehensive overview of the compensation awarded and due to members of the Supervisory Board of listed companies.

The following table provides the fixed compensation as well as the committee compensation:

Page 19/52

h)	Comparative presentation of the annual change of the compensation and company performance

Next to the individualized disclosure of the compensation awarded and due to the Management Board and Supervisory Board, Section 162 (1) sentence 2 AktG also requires a comparative presentation thereof with the compensation of the workforce as well as the Company’s performance.

The following table compares the compensation awarded and due to members of the Management and Supervisory Board with the average full time employee compensation and the net profit/loss on Company as well on a group level accordingly as well as the Gross Merchandise Value (GMV). These indicators are used as core financial parameters in the company steering of Jumia.

The average employee compensation is based on personnel expenses of Jumia including the employer contributions to social security and the intrinsic value of exercised Stock Options and VRSUs.

Page 20/52

2.	Remuneration system for the members of the management board (agenda item 6)
a)	Principles of the management board remuneration system

Jumia Technologies AG (“Jumia”) aims at improving the quality of everyday life in Africa by leveraging technology to deliver innovative, convenient and affordable online services to consumers, while helping businesses grow as they use the platform to reach and serve consumers.

The remuneration system for the Management Board is set in a way that promotes the corporate strategy and the company’s long-term development. Jumia follows a clear strategy of growth, which for example includes the goal to gain a leadership position across markets, to increase the number of sellers on its platform and to build for the long-term. All elements of Jumia’s growth strategy contribute to the company’s value and hence will be reflected in the share price. Therefore, variable remuneration components are share-based. The company believes that this aligns interests of management and investors and sends a

Page 21/52

strong signal to Jumia’s investors that their interests are taken seriously in both daily and strategic decisions.

In order to further strengthen the pursuit of Jumia’s goal to grow and expand innovative, convenient and affordable online services, Jumia places a strong focus on sustainable and long-term performance. The Management Board remuneration addresses the company’s Gross Merchandise Volume, which corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. Raising the Gross Merchandise Volume implies the increased usage of Jumia’s marketplace and is an indicator for Jumia’s growth. Although growth is a core objective, Jumia places high value on stabilizing the company to strengthen long-term development of its business. Therefore, a profitability measure is implemented in the long-term variable remuneration component. Along with the long-term orientation, sustainability is a key topic for Jumia. Sustainable growth of Jumia considers all related facets, namely environmental, social and governance (ESG) related issues which may also be addressed in the variable remuneration. Besides financial and ESG targets Jumia also seeks to increase the company’s overall performance via the improvement of operational processes; therefore, operational targets can be implemented in the performance measurement of the long-term variable remuneration component.

By implementing strategic objectives in the remuneration system using specific targets and the direct link to share price development, a strong relation to performance-based remuneration (pay-for-performance) is achieved.

Besides promoting internal objectives and investors’ interests, the design of the remuneration system complies with the requirements of the German Stock Corporation Act (Aktiengesetz (“AktG”)) and also takes the principles, recommendations and suggestions of the German Corporate Governance Code (Deutscher Corporate Governance Kodex (“GCGC”)) in its version as of 16 December 2019 into account. Jumia’s Compensation Committee is explicitly commissioned to assist the Supervisory Board in the oversight of regulatory compliance with respect to remuneration matters, including monitoring compliance with the relevant provisions of GCGC.

In a nutshell, the design of the remuneration system is oriented towards the following principles:

Page 22/52

b)	Procedure for establishing, implementing and reviewing the remuneration system

Pursuant to section 87(1) sentence 1 AktG, the Supervisory Board is responsible for determining, implementing and reviewing the remuneration system for the Management Board and in doing so is advised by the Compensation Committee. The Compensation Committee is responsible for all aspects of remuneration and employment terms for the Management Board, and in this regard makes recommendations to and prepares decisions by the Supervisory Board. Subsequent to the Supervisory Board’s decision, the remuneration system is presented to the Annual General Meeting for approval. In case the remuneration system is not approved, a revised remuneration system will be submitted at the next ordinary Annual General Meeting. On June 9, 2021, the remuneration system for the Management Board of Jumia was approved by the Annual General Meeting of shareholders with 85.1% of the share capital present for the first time.

The Supervisory Board assisted by the Compensation Committee regularly reviews the remuneration system. Pursuant to section 120a(1) sentence 1 AktG, the remuneration system will be resubmitted to the Annual Shareholders Meeting for re-approval each time a material change is made, and, at the latest every four years. In 2022, the Annual General Meeting of shareholders will be asked to vote on a revised remuneration system for the Management Board of Jumia due to material changes in the long-term remuneration component and adjustments in the remuneration structure with focus on a strong pay-for-performance link. The Supervisory Board and the Compensation Committee may involve, and historically have involved, external compensation consultants in the review and design of the remuneration system for the Management Board, providing their independence is ensured.

The remuneration system will be valid for all new Management Board members. For the current Management Board members, active contracts remain in place until the end of the current term, and include malus and clawback clauses, share ownership guidelines, severance payments and change of control to reflect the described remuneration system.

Page 23/52

Procedure of determining remuneration

The Supervisory Board determines the individual total remuneration of the Management Board members based on the applicable remuneration system. Criteria for the appropriateness of the remuneration include the duties of the individual Management Board member, his personal performance, the economic situation, the success and future prospects of Jumia, as well as the customary nature of the remuneration, taking into account the competitive environment and the remuneration structure otherwise applicable in Jumia. To assess the appropriateness of total remuneration of the members of the Management Board compared to other companies, the Supervisory Board uses a suitable individual peer group consisting of German companies in e-commerce, retail and tech with start-up character. In addition to the external benchmark, the Supervisory Board takes into account the relation between Management Board remuneration and the remuneration of senior managers and the workforce as a whole and how these relations have developed over time.

c)	Measures to avoid and manage conflicts of interest

Lacking independence and conflicts of interests of Supervisory Board members and especially members of the Compensation Committee might compromise independent processes and decisions regarding Management Board remuneration. To avoid conflicts of interest, the rules of procedure for the Supervisory Board provide that the Supervisory Board as a whole shall include what it considers to be a sufficient number of independent members. Furthermore, the members of the Supervisory Board and the Compensation Committee are required to disclose immediately to the Supervisory Board any conflicts of interest they may have. In such cases, the Supervisory Board takes appropriate measures to take account of the conflict of interest.

d)	Components and structure of the remuneration system

The remuneration system for the Management Board provides for both non-performance-based (fixed) and performance-based (variable) remuneration components. The fixed remuneration includes the base salary and fringe benefits, while the variable remuneration is composed of virtual restricted stock units granted under the company’s short-term oriented Virtual Restricted Stock Unit Plan (“short-term VRSUP”) and virtual restricted stock units granted under the company’s long-term oriented Virtual Restricted Stock Unit Plan, (“long-term VRSUP”), or share-based units with identical vesting and performance terms granted under equivalent programs that may be adopted in later years.

The remuneration system for members of the Management Board is summarized below:

Page 24/52

Total target remuneration is calculated as the sum of base salary, fringe benefits as well as grants made under the short-term VRSUP (or equivalent program in later years) and the long-term VRSUP (or equivalent program in later years). Total target remuneration is structured as follows:

•	fixed remuneration including the contractually defined base salary and fringe benefits amounts to between 15% and 65% of total target remuneration;
•

variable remuneration as defined above amounts to between 35% and 85% of total target remuneration and is decided upon every year. Variable remuneration consists of 20% to 40% short-term VRSUP and 25% to 45% long-term VRSUP (in percentage of total target remuneration).

The base salary is agreed on and fixed in the service contract, the level of variable compensation is defined annually by the Supervisory Board. The remuneration structure, as revised in 2022, is defined in broader ranges to take into consideration individual responsibilities of each Management Board member as well as the company’s situation in each fiscal year. This enables the Supervisory Board to ensure the appropriateness of each Management Board member’s compensation package and ensures that appropriate compensation is granted. A focus on the long-term development of Jumia is ensured by weighting the long-term variable remuneration component higher than the short-term variable remuneration component in every fiscal year.

Page 25/52

The remuneration structure is summarized below:

e)	Maximum remuneration

In accordance with section 87a(1) sentence 2 no. 1 AktG, the maximum remuneration includes all remuneration components. The maximum remuneration for a Management Board member for one fiscal year is set at EUR 15 million. The maximum remuneration limits the total payments of all remuneration components resulting from one fiscal year. If the sum of the payments from a fiscal year exceeds this predefined maximum remuneration, the last remuneration component to be paid out (generally the long-term VRSUP) is reduced accordingly.

f)	Fixed remuneration
aa)	Base salary

Jumia pays the member of the Management Board a fixed annual remuneration in twelve equal monthly installments.

bb)	Fringe benefits

Fringe benefits primarily include contributions to market-standard insurances: health and nursing care insurance for the Management Board member and his/her family, accident insurance for invalidity and death with an appropriate amount.

Besides contributions to insurance, the Company reimburses each Management Board member’s expenses incurred in the course of the due performance of the duties of the Management Board member for the company. The Company also grants an education allowance for eligible dependent children.

Page 26/52

In addition, Jumia may also provide compensation for taxes related to equity compensation due in a foreign country compared to domestic country to the extent such taxes exceed 25% of the relevant income, and subject to a cap of EUR 40 million (tax equalization). The amount is also included in the maximum compensation.

g)	Variable remuneration

The variable remuneration comprises the short-term VRSUP and the long-term VRSUP.

The short-term VRSUP and the long-term VRSUP address Jumia’s clear strategy of growth, which aims at gaining a leadership position across markets, increasing the number of sellers and building for the long term. Therefore, the growth rate of Gross Merchandise Volume (GMV growth rate) is implemented as a measurement for growth in both variable remuneration components. A profitability measure is implemented in the long-term VRSUP as an incentive to stabilize Jumia’s business in the long run. Additionally, the long-term VRSUP may also be designed to provide for the improvement of operational processes within Jumia, with performance conditions related to operational milestones adopted at the discretion of the Supervisory Board. Further aspects of the company’s overall success may also be incentivized, such as sustainability, in which case ESG targets would be implemented in the long-term VRSUP. Sustainable growth of Jumia addresses all facets of sustainability, namely environmental, social and governance (ESG) related issues.

Both the short-term VRSUP and the long-term VRSUP are based on Jumia’s share price development. This reflects the capital market performance of the company, which is significantly influenced by the growth strategy, and is a strong signal to our shareholders. The application of two central indicators of corporate development, GMV growth rate and share price development, as key value drivers of both variable remuneration components underlines the strong pay-for-performance approach in the Management Board remuneration at Jumia.

aa)	Short-term oriented Virtual Restricted Stock Unit Plan (short-term VRSUP)

Jumia’s priority on topline growth is reflected in the short-term VRSUP, which incentivizes growth of Gross Merchandise Volume (GMV growth rate) and share price development.

(1)	Functionality of the short-term VRSUP

The short-term VRSUP has a performance period of two years, equal to the vesting period. The number of short-term Virtual Restricted Stock Units (VRSUs) granted for a fiscal year is determined annually by the Supervisory Board.

Page 27/52

The payout of the short-term VRSUP depends on the GMV growth rate and the share price development. Target achievement of the GMV growth rate performance target can range between 0% and 100%. At the beginning of the performance period, ambitious target values are defined by the Supervisory Board.

The short-term VRSUs can be paid in cash or in shares.

(2)	Financial performance target: Gross Merchandise Volume (GMV)

The performance target to be met is defined as the growth rate of Gross Merchandise Volume (GMV growth rate) over the vesting period. GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. The GMV growth rate is a useful indicator for the usage of Jumia’s platform. Hence, referring to its growth over the vesting period is a good indicator for the operative success of Jumia’s growth strategy. To emphasize this, the short-term VRSUP focuses on operational and medium-term effects. The Supervisory Board may consider FX adjustment and assess GMV growth currency neutral.

bb)	Long-term oriented Virtual Restricted Stock Unit Plan (long-term VRSUP)

Jumia follows a clear growth strategy with the main objective to expand and stabilize its business. A key factor for expansion of Jumia´s business is the usage of its platform, which is indicated by the Gross Merchandise Value. Profitability is vital for Jumia’s stability, which is why both – growth and profitability – are implemented as performance targets in the long-term VRSUP. The Supervisory Board believes that these performance targets support the implementation of Jumia’s strategy and the company’s long-term development.

(1)	Functionality of the long-term VRSUP

The long-term VRSUP is designed as a long-term oriented incentive with a vesting or waiting period and performance period of four years (plan term). At the beginning of the plan term, an individual target number of long-term VRSUs is granted and performance targets are set. The number of long-term VRSUs granted for a fiscal year is defined annually by the Supervisory Board to consider individual responsibilities of each Management Board member as well as the company’s economic situation.

The payout of the long-term VRSUs depends on the share price development and the target achievement of the following key

Page 28/52

performance indicators: Gross Merchandise Volume growth rate (40%), profitability (40%) and non-financial targets (20%) comprising ESG as well as operational targets. In case of failure of all performance targets, all long-term VRSUs granted forfeit.

(2)	Financial performance target: Gross Merchandise Volume (GMV)

The performance target growth rate of Gross Merchandise Volume (“GMV growth rate”) is generally weighted with 40% and is a useful indicator for the usage of Jumia’s platform. The key difference to the short-term VRSUP is the term of the performance period. The four-year performance period focuses on the long-term development of the company. Hence, referring to the growth of GMV over the four-year performance period is a good indicator for the long-term success of Jumia’s growth strategy and the company’s long-term development. The Supervisory Board defines ambitious levels for the threshold and the target value for GMV growth rate at the beginning of the performance period. The Supervisory Board may consider FX adjustment and assess GMV growth currency neutral.

(3)	Financial performance target: Profitability

Profitability is a key factor to stabilize Jumia’s business, and is therefore considered in the long-term oriented remuneration with a weighting of 40% in general. It measures the financial performance of the company and, due to the reference timeframe of four-years, takes into account the sustainable earnings power of the company as well as efficient usage of resources and capital. This comprises sustainable and efficient cost structures as well as increase in sales. Profitability is of high interest for investors since it is a key determinant of Jumia’s company value.

Page 29/52

The Supervisory Board defines the concrete profitability measure as well as ambitious levels for the threshold and the target value at the beginning of the performance period.

(4)	Non-financial performance targets: ESG and operational targets

Up to 20% of performance targets can be related to non-financial targets consisting of sustainability related targets as well as operational targets.

The Supervisory Board may define relevant quantifiable sustainability related targets (each an ESG target) addressing environmental, social and governance related issues. ESG targets may cover one or more aspects of sustainability, namely environmental, social and governance topics.

A criteria catalogue serves as orientation and basis for the derivation of specific ESG targets. The Supervisory Board defines the weighting and sets a target value for each ESG target at the annual grant of the award. To determine target achievement, the actual value achieved at the end of the performance period is compared with the target value. A weighted average is calculated over the target achievements of all selected ESG targets to determine the target achievement for the ESG target.

To focus on overall company success, operational targets may also be considered as non-financial targets in the long-term VRSUs. If included in the long-term VRSUP, these operational targets are set by the Supervisory Board in an ambitious and challenging manner, so that they generate added value for the company and contribute to Jumia’s strategy. Such targets cover the strategic perspective on operational processes. Target achievement is defined by the Supervisory Board at the end of the performance period.

Detailed information on ESG and operational targets regarding their weighting, the respective target values and target achievement will

Page 30/52

be published in the remuneration report for the respective fiscal year.

Target achievement of all financial and non-financial performance targets can range between 0% and 100%. A threshold is defined for all targets in accordance with the target achievement curve for the long-term VRSUP shown above, so that target achievements below 50% do not result in a payout.

If the Supervisory Board decides not to implement non-financial targets (ESG or operational targets), GMV growth rate and profitability will represent a pro rata larger portion of the overall target performance conditions.

Detailed information regarding target values and weightings as well as target achievement will be published in the remuneration report for the respective fiscal year.

h)	Malus and clawback clauses

To further ensure the sustainable and successful development of Jumia, both the short-term VRSUP and the long-term VRSUP are subject to malus and clawback provisions.

The Management Board service agreements contain malus and clawback provisions. Under these, the remuneration from the payout of the short-term VRSUP and the long-term VRSUP can be reduced (malus) or reclaimed (clawback).

If a member of the Management Board intentionally breaches the company’s compliance policies, the Code of Conduct or a material contractual duty, or if a member of the Management Board commits significant breaches of duties of care within the meaning of section 93 AktG, the Supervisory Board may, at its reasonable discretion, reduce in whole or in part any variable remuneration for the fiscal year to which the violation of duty is attributable and which has not

Page 31/52

yet been paid out or, in the case of variable remuneration already paid out, demand its return in whole or in part.

Any claims for damages, in particular those arising from section 93 AktG, the right to revoke the appointment in accordance with section 84 AktG and the right to terminate the service agreement of the Management Board member for cause (section 626 of the German Civil Code (Bürgerliches Gesetzbuch (“BGB”))) remain unaffected.

i)	Share Ownership Guidelines

In order to strengthen the share ownership culture and align the interests of the Management Board and shareholders even more closely, there is an obligation for members of the Management Board to acquire and hold shares in Jumia.

Each Management Board member is required to acquire shares of Jumia worth 100% of annual gross base salary and to hold those shares at least until the end of appointment as a member of the Management Board. Management Board members are obligated to build up the required amount of shares within four years after initial appointment or after the effective date of the share ownership guidelines, respectively.

j)	Further contractual remuneration components
aa)	Terms and termination options in service agreements

The term for Management Board members is a maximum of three years in the case of initial appointment. In the event of reappointment, the Management Board service agreement will be renewed or extended accordingly for the relevant period, but for a maximum of five years.

bb)	Early termination

In the event of the ending of the office as Management Board Member, in particular by revocation of the appointment or resignation, the service agreement also ends automatically in accordance with the statutory dismissal notice periods of section 622 BGB without requiring a termination.

In the event the Management Board member’s service agreement with Jumia ends due to voluntary resignation from office prior to the regular end of term of office, or in case of a revocation from office by Jumia in circumstances where there are grounds justifying a termination of the service relationship for good cause within the meaning of section 626 BGB, all vested and unvested as well as vested but not yet paid short-term VRSUs and long-term VRSUs will forfeit without compensation.

Page 32/52

In cases of early termination other than those described above, a Management Board member shall retain all short-term VRSUs and long-term VRSUs already vested and not yet paid out.

cc)	Change of Control

In the event of a Change of Control an accelerated vesting for the short-term VRSUs and long-term VRSUs is agreed. Change of Control describes an event or process in which a person or entity acquires a majority of the shares of Jumia, or all or substantially all of the Jumia’s assets. Another business combination transaction (e.g. a merger) having a similar effect will also be considered as a change of control. Accelerated vesting means that all unvested short-term VRSUs and long-term VRSUs shall vest immediately at the date of the Change of Control.

The Change of Control does not trigger a termination right. Thus, no severance payment is agreed in the change of control except from the following general rules.

dd)	Severance payments

In the event of premature termination of the service agreement, any severance payment to be negotiated may not exceed two years' remuneration and is also limited to the remuneration for the remaining term of the service agreement.

If the Management Board member during the term of the service agreement becomes permanently incapacitated, the service agreement ends with the end of the quarter in which the permanent incapacity is ascertained.

ee)	Post-contractual Prohibition on Competition

The Management Board member is prohibited for 24 months after the ending of the service agreement from competing with Jumia or with direct and indirect subsidiaries of Jumia. The post-contractual prohibition on competition relates materially to all areas in which Jumia is active at the time the agreement ends, and geographically to the business area of Jumia, meaning the entire area of activity, at the time the service agreement ends.

For the duration of the post-contractual non-competition clause, Jumia is obliged to pay the Management Board member remuneration equivalent to half of the fixed monthly remuneration last received by the Management Board member. Other income shall be offset against the post-contractual non-competition clause pursuant to section 74c of the German Commercial Code (Handelsgesetzbuch – HGB).

Page 33/52

Jumia may waive the post-contractual non-competition clause at any time by written declaration with the effect that it shall be released from the obligation to pay compensation after six months from the declaration.

ff)	Secondary activities

If a Management Board member receives remuneration for serving on the Supervisory Boards of affiliated companies, this remuneration will offset from the regular remuneration at Jumia.

In case of a Supervisory Board mandate outside the Jumia group, the Supervisory Board decides on a case-by-case basis on the approval of such mandate and whether and to which extent any remuneration will be offset against the Management Board remuneration of Jumia.

k)	Temporary deviation from the remuneration system

Pursuant to section 87a(2) AktG, the Supervisory Board may decide in exceptional circumstances to deviate temporarily from the remuneration system described above if this is necessary in the interest of Jumia's long-term well-being. Exceptional circumstances are extraordinary developments that have a significant impact on the business of Jumia and for which the Management Board is not responsible or which cannot be influenced. This applies in particular in the event of extraordinary, unforeseeable developments (e.g., economic crises, natural disasters, terrorist attacks, political crises or epidemics/pandemics). Generally unfavorable market developments are expressly not considered exceptional circumstances.

A temporary deviation from the remuneration system is only possible after resolution of the Supervisory Board upon the proposal of the Compensation Committee. Then, temporary deviations from the following components of the remuneration system are possible: structure of target remuneration, performance targets and their measurement methods as well as performance periods and payment dates of the performance-based remuneration. Additionally, the Supervisory Board may temporarily grant other remuneration components or substitute remuneration components to the extent necessary to restore an appropriate incentive level.

Any deviation from the remuneration system in exceptional circumstances is only permitted after careful analysis of the exceptional developments and by means of a corresponding Supervisory Board resolution specifying the extraordinary circumstances and the need for deviation.

In the case of a temporary deviation from the remuneration system, details of the deviations, including an explanation of the necessity of the deviations, as well as a description of the specific components of the remuneration system

Page 34/52

from which deviations have been made, shall be provided in the remuneration report for the subsequent year.

3.

Report of the management board regarding the partial utilization of the Authorized Capital 2018/I excluding shareholders’ subscription rights in connection with the settlement of certain acquisition rights

Pursuant to section 4(2) of the articles of association, the management board was authorized until 16 December 2023 to increase, once or repeatedly and each time with the consent of the supervisory board, the share capital by up to a total amount of EUR 1,398,006.00 through the issuance of up to 1,398,006 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company (“Authorized Capital 2018/I”). As part of the authorization under the Authorized Capital 2018/I, shareholders’ subscription rights were excluded. Under the Authorized Capital 2018/I shares may only be issued (i) to fulfil acquisition rights (option rights) that have been granted by the Company (or its legal predecessors) prior to its conversion into a stock corporation to current and/or former managing directors and/or employees of the Company and/or its direct and indirect subsidiaries and to service providers, supporters or business partners of the Company and/or its direct and indirect subsidiaries; and (ii) to issue shares in the Company to holders of shares in direct or indirect subsidiaries of the Company, including such shares in direct or indirect subsidiaries of the Company which are held in trust by its holder.

Since the virtual annual general meeting of the Company dated 9 June 2021, the Company issued new no-par value bearer shares with a pro-rata amount of the Company’s share capital of EUR 1.00 from the Authorized Capital 2018/I under the exclusion of shareholders’ subscription rights as follows:

•

On 11 June 2021, the management board resolved to increase the Company’s share capital by EUR 435,056 through the issuance of 435,056 shares to Baader Bank Aktiengesellschaft, acting as service provider to implement the settlement of exercised acquisition rights (option rights) that had been granted by the Company (or its legal predecessors) prior to its conversion into a stock corporation to current and/or former managing directors and/or employees of the Company and/or its direct and indirect subsidiaries and to service providers, supporters or business partners of the Company and/or its direct and indirect subsidiaries (the “Legacy Acquisition Rights”) exercised between 13 May and 26 May 2021. The shares were issued against contribution in cash in an amount of EUR 1.00 per share. The audit committee of the supervisory board of the Company, which had been authorized hereto by resolution of the supervisory board dated 21 August 2020, approved this resolution on 14 June 2021, and the capital increase was registered in the commercial register on 8 July 2021.

•	On 20 September 2021, the management board resolved to increase the Company’s share capital by EUR 39,302 through the issuance of 39,302 shares to

Page 35/52

Baader Bank Aktiengesellschaft, acting as service provider to implement the settlement of Legacy Acquisition Rights exercised between 12 August and 25 August 2021. The shares were issued against contribution in cash in an amount of EUR 1.00 per share. The audit committee of the supervisory board of the Company, which had been authorized hereto by resolution of the supervisory board dated 21 August 2020, approved this resolution on 26 September 2021, and the capital increase was registered in the commercial register on 23 November 2021.

With the issuance of the new shares, the Company fulfilled its contractual obligations vis-à-vis the holders of Legacy Acquisition Rights. These purposes were – in continuation of the original authorization of the shareholders’ meetings of 12/13 December 2018 – in line with the articles of association of 17/18 December 2018 which excluded the shareholders’ subscription rights and could not have been reached had subscription rights not been excluded.

Based on the above considerations, the exclusion of subscription rights in connection with the settlement of the acquisition rights described above was in line with the authorization under the Authorized Capital 2018/I and overall justified.

4.

Report of the management board regarding the partial utilization of the Authorized Capital 2021/II excluding shareholders’ subscription rights in connection with the settlement of claims under the VRSUP 2019 and VRSUP 2020

Pursuant to section 4(5) of the articles of association as amended by the virtual annual general meeting of the Company dated 9 June 2021, the management board was originally authorized, through 8 June 2026 to increase, once or repeatedly and each time with the consent of the supervisory board, the share capital by up to a total amount of EUR 97,194,578.00 through the issuance of up to 97,194,578 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company (“Authorized Capital 2021/II”). As part of the authorization under the Authorized Capital 2021/II, the shareholders’ subscription rights were excluded for one or more capital increases in the context of the Authorized Capital 2021/II, among others, to issue shares to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units (“VRSUs”) granted under the Virtual Restricted Stock Unit Program 2019 (“VRSUP 2019”) and the Virtual Restricted Stock Unit Program 2020 (“VRSUP 2020”), in each case against contribution of the claims for payments originated under the VRSUs.

The pro rata amount of the share capital attributable to the new shares issued to settle claims under the VRSUP 2019 and the VRSUP 2020 may not exceed 10% of the share capital of the Company existing at the time of the adoption of the resolution of the Conditional Capital 2021/III by the Annual General Meeting of 9 June 2021 being exercised, depending on which is lowest. Towards this limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of

Page 36/52

the management board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act, respectively their investment vehicles, in the context of participation programs ever since the resolution of the Conditional Capital 2021/III was adopted.

Since the virtual annual general meeting of the Company dated 9 June 2021, the Company issued new shares from Authorized Capital 2021/II under the exclusion of shareholders’ subscription rights as follows:

On 6 October 2021, the management board resolved to increase the Company’s share capital from EUR 197,659,526.00 by an amount of EUR 2,094,596.00 to EUR 199,754,122.00 through the issuance of 2,094,596 new no-par value bearer shares with a pro-rata amount of the Company’s share capital of EUR 1.00. The new shares were issued to Juwel 179. V V UG (haftungsbeschränkt), acting as subscription and execution trustee for participants of the VRSUP 2019 and the VRSUP 2020 of the Company. The new shares were issued against contribution in kind of the payment claims of the participants against the Company from vested VRSUs in an amount of EUR 16,674,905.95, which these participants had transferred to Juwel 179. V V UG (haftungsbeschränkt). The supervisory board approved this resolution on 15 October 2021, and the capital increase was registered in the commercial register on 23 November 2021.

The new shares were issued to settle claims from vested VRSUs granted under the VRSUP 2019 and the VRSUP 2020 against contribution in kind in the form of the claims for payments originated under the VRSUs. For this purpose, shareholders’ subscription rights had been excluded by the annual general shareholders’ meeting adopting the Authorized Capital 2021/II.

Based on the above considerations, the exclusion of subscription rights in connection with the settlement of payment claims under the VRSUP 2019 and the VRSUP 2020 described above was in line with the authorization under the Authorized Capital 2021/II and overall justified.

III.	Further information on the convocation
1.	Total number of shares and voting rights at the time of the convocation of the Virtual Annual General Meeting

At the time of the convocation of the Virtual Annual General Meeting, the share capital of the Company amounts to EUR 199,754,122.00 and is divided into 199,754,122 no-par value shares. Each no-par value share carries one vote at the general meeting. Therefore, the total number of shares that carry participation and voting rights amounts to 199,754,122 at the time of the convocation. The Company does not hold any treasury shares at the time of the convocation.

Page 37/52

2.	Holding of the general meeting of shareholders as a virtual general meeting without the physical presence of shareholders or their proxies

The management board of the Company, with the approval of the supervisory board, resolved to hold this annual general meeting of shareholders as a virtual meeting without the physical presence of the Company's shareholders or their proxies (with the exception of the voting proxies appointed by the Company) on the basis of the COVID-19 Mitigation Act.

The place of the annual general meeting within the meaning of the German Stock Corporation Act is the office of notary public Christian Steinke, Washingtonplatz 3, 10557 Berlin.

A physical participation of shareholders or their proxies in the Virtual Annual General Meeting is excluded.

Holding the annual general meeting of shareholders 2022 in the form of a virtual general meeting in accordance with the COVID-19 Mitigation Act leads to modifications with respect to the procedures of the general meeting of shareholders as well as to the rights of the shareholders. Shareholders or their proxies have the options set out below to follow the entire Virtual Annual General Meeting in sound and vision through the password-protected access provided by the Company for this purpose (the “Protected Access”), to exercise voting rights (electronic postal vote), to grant power of attorney, to ask questions and to raise objections, in each case by means of electronic communication.

3.	Requirements for exercising the shareholder rights at the Virtual Annual General Meeting

Only shareholders who have duly registered for the Virtual Annual General Meeting and have duly evidenced their shareholding are entitled to follow the Virtual Annual General Meeting through the Protected Access and to exercise their further shareholder rights at the Virtual Annual General Meeting, in particular the voting right.

Hereto, the Company must have received a shareholder’s registration in text form (section 126b of the German Civil Code (Bürgerliches Gesetzbuch)) and in the German or English language no later than 24:00 CEST on Wednesday, 6 July 2022, under one of the following addresses:

Jumia Technologies AG
c/o Link Market Services GmbH
Landshuter Allee 10
80637 München
Germany

email: inhaberaktien@linkmarketservices.de

Page 38/52

and the holders of bearer shares must have provided the Company with special evidence of their shareholding. Such special evidence shall refer to the beginning of the 21st day before the Virtual Annual General Meeting, i.e. to Wednesday, 22 June 2022 at 0:00 CEST (record date). The shareholding may be evidenced by submitting in text form (section 126b of the German Civil Code (Bürgerliches Gesetzbuch)) and in the German or English language a special evidence of shareholding issued by the custodian bank or by submitting evidence pursuant to section 67c(3) AktG.

Please note that the notification pursuant to section 125 AktG (which has to comply in its form and content with Commission Implementing Regulation (EU) 2018/1212 of 3 September 2018 laying down minimum requirements implementing the provisions of Directive 2007/36/EC of the European Parliament and of the Council as regards shareholder identification, the transmission of information and the facilitation of the exercise of shareholders rights) shows a record date (Aufzeichnungsdatum) in field C5 of table 3 (21 June 2022) which is different from the record date (Nachweisstichtag) under section 123(4) AktG (22 June 2022, 0:00 CEST). The record date in field C5 (Aufzeichnungsdatum) is indicated as of the end of the day (24:00 CEST, 22:00 UTC (Coordinated Universal Time)), while the other record date (Nachweisstichtag) is indicated as of the beginning of the day (0:00 CEST); accordingly, there is no actual difference. With this presentation, the Company follows a recommendation in the Implementation Guide of the Association of German Banks on the German Act to Implement the Second EU Shareholder Rights Directive (ARUG II).

The Company must have received the evidence of shareholding at one of the aforementioned addresses no later than 24:00 CEST on Wednesday, 6 July 2022.

After proper registration and proper evidence of shareholding, proxy voting cards for the Virtual Annual General Meeting including the access data for the Protected Access as well as (i) a form for voting by electronic postal vote, (ii) a form for granting power of attorney and instructions for the granting of a power of attorney to vote by proxies of the Company and (iii) a form for granting power of attorney to a proxy will be sent automatically. In order to ensure timely receipt of the proxy voting cards, shareholders are asked to ensure that they register and send evidence of their shareholding to the Company at an early stage and to provide an email address in the course of the registration.

Registered holders of American Depositary Shares (ADSs) can obtain information and documents relating to the Virtual Annual General Meeting from the The Bank of New York Mellon, PO Box 505000, Louisville, KY 40233-5000, USA. If you have any questions regarding the exercise of your voting rights, please contact BNY Mellon Shareowner Services (shrrelations@cpushareownerservices.com; phone: +1 201-680-6825 or toll-free from within the USA: +1 888-269-2377).

Page 39/52

4.	Significance of the record date

Only persons who have provided special evidence of their shareholding are considered shareholders vis-à-vis the Company for purposes of exercising voting rights. The number of voting rights is solely based on the shareholding as of the record date. The record date does not create any restrictions on the disposal of the shareholding. Even in the event of a full or partial disposal of the shareholding after the record date, the number of voting rights is solely based on the shareholding as of the record date (i.e., any disposal of shares after the record date does not affect the number of voting rights). The same applies to acquisitions or additional acquisitions of shares after the record date. Persons who do not hold any shares on the record date and subsequently become shareholders only have the right to vote their shares if and to the extent they have been authorized or given the right to do so by the person entitled to exercise these rights on the record date.

5.	Procedure for voting by electronic postal vote

Shareholders may exercise their voting rights, without attending the meeting, by electronic communication via email (“Electronic Postal Vote”). Only those shareholders who have duly registered and duly provided evidence of their shareholding (as specified above under III.3. above) are entitled to exercise shareholders’ voting rights by Electronic Postal Vote. For the voting rights exercised by Electronic Postal Vote, the shareholding as duly evidenced on the record date is relevant.

Votes may be cast by Electronic Postal Vote at the following address:

inhaberaktien@linkmarketservices.de

The Company must have received any votes cast until the start of the voting process in the Virtual Annual General Meeting on 13 July 2022. Until this time, votes may also be amended or revoked in the manner described above.

6.	Procedures for proxy voting

Shareholders may also grant a power of attorney and have a proxy exercise their voting rights; this proxy may for example be an intermediary, a shareholders’ association, a voting rights advisor (Stimmrechtsberater) or a professional agent within the meaning of section 135 AktG/person who commercially offers to shareholders to exercise voting rights at the annual general meeting (“Commercial Agent”). Even where a shareholder is represented by a proxy, it is still required that the shareholder is registered in due time and evidence of shareholding be submitted in due time as described above.

Proxies cannot physically or by means of electronic communication participate in the Virtual Annual General Meeting either and are limited to exercising voting rights as described in III.5. above. Therefore, they must exercise their votes as described above for the shareholders themselves by Electronic Postal Vote or by sub-proxy and

Page 40/52

instructions to the proxies appointed by the Company. The procedures outlined in III.8.d) and III.10. below on raising questions or objections, equally apply to shareholders’ proxies.

The granting of the power of attorney, its revocation and proof regarding the power of attorney vis-à-vis the Company must be submitted in text form (section 126b of the German Civil Code (Bürgerliches Gesetzbuch)), unless an intermediary, a shareholders’ association pursuant to section 135(8) AktG, a voting rights advisor or a Commercial Agent are authorized to exercise such voting rights.

Proxies granted to intermediaries, shareholders’ associations, voting rights advisors or Commercial Agents to exercise voting rights do not have to comply with the text form requirement. However, the authorization must be recorded by the proxy in a verifiable way. Furthermore, it must be complete and may only contain statements connected to the exercise of voting rights. Shareholders who wish to authorize an intermediary, a shareholders’ association, a voting rights advisor or a commercial agent to exercise their voting rights on their behalf are asked to coordinate on the form of the power of attorney with the person that is to act as authorized representative. These persons may also exercise their voting rights by Electronic Postal Vote, as described in III.5. above, or by authorizing a sub-proxy, subject to the aforementioned deadlines.

If a shareholder authorizes more than one person, the Company may reject one or more of these authorized persons.

Shareholders who wish to appoint a proxy are requested to use the form provided by the Company for this purpose. The power of attorney form will be provided on the proxy voting card which will be sent after successful registration. In addition, a power of attorney form will be available for download on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and sub menu item “Annual General Meeting 2022” at

https://investor.jumia.com/agm-hv/AGM-2022/default.aspx.

The granting of the power of attorney, its revocation and proof of the appointment of a proxy must be received by the Company in text form in German or English language by no later than the end of 12 July 2022, 24:00 CEST by post or by way of electronic communication (via email) at one of the following addresses:

Jumia Technologies AG
c/o Link Market Services GmbH
Landshuter Allee 10
80637 München
Germany
email: inhaberaktien@linkmarketservices.de

Page 41/52

On the day of the Virtual Annual General Meeting, a power of attorney may be granted or revoked and proof of the appointment of a proxy be submitted to the Company via email at the above address until the start of voting in the Virtual Annual General Meeting on 13 July 2022.

7.	Procedure for voting by proxies appointed by the Company

Furthermore, the Company offers its shareholders the opportunity to authorize persons as proxies who are bound by the shareholder’s instructions. The proxies are required to vote as instructed; they are not allowed to exercise the voting rights at their own discretion. It should be noted that the proxies can only vote on those items of the agenda with respect to which shareholders issue clear instructions and that the proxies cannot accept any instructions on procedural motions, neither in the run-up to nor during the general meeting. Likewise, the proxies cannot accept any instructions to speak, to file objections to resolutions of the general meeting or to submit questions or motions.

Prior to the general meeting, such power of attorney with instructions to the proxies can only be granted by means of the proxy and instruction form, which properly registered shareholders receive together with the proxy voting card for the general meeting. The corresponding form is also available for download on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and sub menu item “Annual General Meeting 2022” at

https://investor.jumia.com/agm-hv/AGM-2022/default.aspx.

Powers of attorney for proxies of the Company, the revocation of powers of attorney and the instructions to the proxies must be received by the Company in text form in German or English language by no later than 24:00 CEST on Tuesday, 12 July 2022 via mail or electronic means (by email) at one of the following addresses:

Jumia Technologies AG
c/o Link Market Services GmbH
Landshuter Allee 10
80637 München
Germany
email: inhaberaktien@linkmarketservices.de

On the day of the Virtual Annual General Meeting, a power of attorney to the proxies nominated by the Company may be granted or revoked and instructions may be issued, revoked or amended via email at the above address until the start of voting in the Virtual Annual General Meeting on 13 July 2022.

Page 42/52

8.	Further rights of shareholders
a)	Motions by shareholders to add items to the agenda pursuant to section 122(2) AktG

Pursuant to section 122(2) AktG, one or several shareholders whose combined shareholdings amount up to one-twentieth of the share capital or a proportionate amount of EUR 500,000.00 (corresponding to 500,000 shares) may request that items be placed on the agenda and published. Each new item must be accompanied by a reasoning or a draft resolution.

Such a request for additional items must be submitted to the management board in writing and must be received by the Company at least 30 days prior to the Virtual Annual General Meeting; the day of receipt and the day of the Virtual Annual General Meeting are not taken into account when calculating this 30-day period. Therefore, the last possible date of receipt is 24:00 CEST on Sunday, 12 June 2022. Requests for additional items received at a later point in time will be disregarded.

The relevant shareholders must prove that they have held their shares for at least 90 days prior to the date the request was received by the Company and that they will hold the shares until the management board decides on the request to add additional agenda items, with section 70 AktG being applied to the calculation of the period of share ownership. A postponement of the aforementioned cut-off date from a Sunday, a Saturday, or a public holiday to a preceding or following working day is not possible. Sections 187 to 193 of the German Civil Code (Bürgerliches Gesetzbuch) do not apply accordingly.

Please send any supplementary requests to the following address:

Jumia Technologies AG
Annual General Meeting 2022
Skalitzer Straße 104
10997 Berlin
Germany

Additions to the agenda to be published will be published in the Federal Gazette immediately after receipt of the request. They will also be published on the Company's website in the section “Investors” under the menu item “Annual Meeting” and sub menu item “Annual General Meeting 2022” at

https://investor.jumia.com/agm-hv/AGM-2022/default.aspx

and communicated to the shareholders in accordance with section 125(1) sentence 3, (2) AktG.

Page 43/52

No resolution proposals submitted with an addition to the agenda can be made during the Virtual Annual General Meeting. However, a valid resolution proposal submitted with an addition to the agenda that has to be published by the Company in line with the requirements described above is deemed to be made at the Virtual Annual General Meeting if the shareholder submitting the resolution proposal properly registered for the Virtual Annual General Meeting and provided special evidence of his shareholding according to the requirements described in III.3. above.

b)	Countermotions of shareholders pursuant to section 126(1) AktG and article 2 section 1 (2) sentence 3 of the COVID-19 Mitigation Act

Each shareholder has the right to submit a countermotion to the proposals of the management board and/or the supervisory board regarding individual items of the agenda.

Countermotions received by the company at least 14 days prior to the meeting at the address indicated below, not taking into account the date of receipt and the date of the general meeting, i.e., by no later than 24:00 CEST on Tuesday, 28 June 2022, will immediately be made available on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and sub menu item “Annual General Meeting 2022” at

https://investor.jumia.com/agm-hv/AGM-2022/default.aspx

along with the name of the shareholder as well as a reasoning and/or comments by the management board, if any (see section 126(1) sentence 3 AktG).

Section 126(2) AktG lists situations in which the Company is not required to make a countermotion and the corresponding reasoning, if any, available via its website. These situations are described on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and sub menu item “Annual General Meeting 2022” at

https://investor.jumia.com/agm-hv/AGM-2022/default.aspx.

In particular, if any reasoning comprises more than 5,000 characters, it may be omitted.

Only the following addresses are relevant for submitting countermotions along with the respective reasoning, if any:

Jumia Technologies AG
Annual General Meeting 2022
Skalitzer Straße 104
10997 Berlin

Page 44/52

Germany
email: agm2022@jumia.com

Countermotions directed to any other address will not be made available.

Shareholders are asked to provide evidence of their shareholder status at the time of submission of the countermotion or election proposal. No countermotions can be made during the Virtual Annual General Meeting. However, pursuant to article 2 section 1 (2) sentence 3 of the COVID-19 Mitigation Act, a countermotion that has to be published by the Company in line with the requirements described above is deemed to be made at the Virtual Annual General Meeting if the shareholder bringing the countermotion properly registered for the Virtual Annual General Meeting and provided special evidence of his shareholding according to the requirements described in III.3. above.

c)	Election proposals by shareholders pursuant to sections 126, 127 AktG and article 2 section 1 (2) sentence 3 of the COVID-19 Mitigation Act

Each shareholder has the right to submit election proposals for the election of the auditor (agenda item 4) at the Virtual Annual General Meeting.

Election proposals by shareholders received by the Company at least 14 days prior to the Virtual Annual General Meeting at the address indicated below (the date of receipt and the date of the Virtual Annual General Meeting are not taken into account), i.e. no later than 24:00 CEST on Tuesday, 28 June 2022, will immediately be made available on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and sub menu item “Annual General Meeting 2022” at

https://investor.jumia.com/agm-hv/AGM-2022/default.aspx.

Election proposals submitted by shareholders need not be made available if they do not include the name, profession and place of residence of the proposed person. Election proposals do not require a reasoning.

Section 127 sentence 1 AktG in conjunction with section 126(2) AktG as well as section 127 sentence 3 AktG in conjunction with sections 124(3) sentence 4, 125(1) sentence 5 AktG enumerate additional reasons for when election proposals by shareholders need not be made available on the company's website. These reasons are available on the Company's website in the section “Investors” under the menu item “Annual Meeting” and sub menu item “Annual General Meeting 2022” at

https://investor.jumia.com/agm-hv/AGM-2022/default.aspx.

The following address is relevant for the submission of election proposals:

Page 45/52

Jumia Technologies AG
Annual General Meeting 2022
Skalitzer Straße 104
10997 Berlin
Germany
email: agm2022@jumia.com

Election proposals sent to any other address will not be made available. No election proposals can be made during the Virtual Annual General Meeting. However, pursuant to article 2 section 1 (2) sentence 3 of the COVID-19 Mitigation Act, an election proposal that has to be published by the Company in line with the requirements described above is deemed to be made at the Virtual Annual General Meeting if the shareholder bringing the proposal properly registered for the Virtual Annual General Meeting and provided special evidence of his shareholding according to the requirements described in III.3. above.

d)	The right to ask questions pursuant to article 2 section 1(2) sentence 1 no. 3, sentence 2 of the COVID-19 Mitigation Act

In accordance with the provisions of the COVID-19 Mitigation Act, shareholders who have duly registered as set out in III.3. above and duly provided evidence of their shareholding have the right in connection with the Virtual Annual General Meeting to ask questions by way of electronic communication without such right to ask questions being qualified as a right to receive information (Auskunftsrecht).

The management board of the Company, with the approval of the supervisory board, decided that all questions have to be submitted before the Virtual Annual General Meeting and no later than 11 July 2022, 24:00 CEST by way of electronic communication and in the German or English language to the following email address:

agm2022@jumia.com

In connection with the transmission by email of questions addressed to the Company, shareholders should state their full name (and in the case of legal entities or partnerships, the full legal name) and place of residence/registered office as well as the proxy voting card’s number as printed on the proxy voting card. Questions from shareholders may not be taken into account should this information be missing or incomplete.

There will be no opportunity to ask questions after the expiration of the relevant deadline described above or during the Virtual Annual General Meeting. Questions will be answered “in“ the Virtual Annual General Meeting to the extent questions have not already been answered in advance on the Company's website in the section “Investors” under the menu item “Annual Meeting” and sub menu item “Annual General Meeting 2022” at

Page 46/52

https://investor.jumia.com/agm-hv/AGM-2022/default.aspx.

The management board decides in deviation of section 131 AktG at its due and free discretion, how it will answer questions. Follow-up questions to the information provided by the management board are excluded. Shareholders asking questions may be identified by their name in the course of answering the relevant questions if such shareholders have not expressly objected to being identified by name. Apart from the right to ask questions as explained above, there is no further right to receive information, ask questions or speak at and/or during the Virtual Annual General Meeting.

e)	Further explanations

Further explanations of the rights of shareholders pursuant to section 122(2), sections 126(1) and 127 AktG as well as article 2 section 1(2) sentence 1 no. 3, sentence 2 and sentence 3 of the COVID-19 Mitigation Act are available on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and sub menu item “Annual General Meeting 2022” at

https://investor.jumia.com/agm-hv/AGM-2022/default.aspx.

9.	Video and audio transmission of the entire Virtual Annual General Meeting

The Company’s shareholders can follow the entire Virtual Annual General Meeting (including responses to any previously submitted shareholder questions) on 13 July 2022 from 4:00 p.m. CEST after entering their access data via the Protected Access.

The access data for this Protected Access will be printed on the proxy voting card, which will be sent in a timely manner before the beginning of the Virtual Annual General Meeting to shareholders who have duly registered.

Following the Virtual Annual General Meeting and using the Protected Access require an internet connection and device with internet capabilities. A stable internet connection with sufficient bandwidth is recommended for an optimal video and audio transmission of the Virtual Annual General Meeting.

The possibility that shareholders may attend the Virtual Annual General Meeting without physical presence at the relevant venue or without a proxy in accordance with section 118(1) sentence 2 AktG is excluded. In particular, the live transmission does not allow for a participation in the Virtual Annual General Meeting within the meaning of section 118(1) sentence 2 AktG.

Page 47/52

The Company cannot guarantee that the electronic live transmission will be conducted without technical errors and will be received by every shareholder with access rights. The Company therefore recommends that shareholders make use of the above-mentioned options, in particular to exercise their voting rights, at an early stage.

10.	Opposition to resolutions of the general meeting pursuant to article 2 section 1(2) sentence 1 no. 4 of the COVID-19 Mitigation Act

Shareholders who exercise or have exercised their voting rights in accordance with the abovementioned requirements are, in deviation from Section 245 No. 1 AktG, provided with the opportunity to object to resolutions of the Virtual Annual General Meeting while waiving the requirement of being physically present at the Virtual Annual General Meeting. The relevant objection must be submitted from the beginning until the end of the Virtual Annual General Meeting by way of electronic communication. Other forms of submitting an objection are excluded.

For the purpose of submitting an objection, shareholders may declare their objection on record in accordance with the requirements above via electronic communication to the following email address:

widerspruch-agm2022@jumia.com

11.	Shareholder hotline

For general question about the process related to the Virtual Annual General Meeting shareholders and intermediaries may inquire via email to:

inhaberaktien@linkmarketservices.de

In addition, the shareholder telephone hotline is available from Monday to and including Friday (except on public holidays) between 9:00 a.m. and 5:00 p.m. (CEST) at +49 (0) 89 21027-220.

12.	Information on the website of the Company pursuant to section 124a AktG

Following the convocation of the general meeting, in particular the following documents, together with this convocation, will be available on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and sub menu item “Annual General Meeting 2022” at

https://investor.jumia.com/agm-hv/AGM-2022/default.aspx.

Regarding agenda item 1:

•Adopted annual financial statements and the consolidated financial statements as of 31 December 2021 approved by the supervisory board, the group

Page 48/52

management report, including the report of the supervisory board for the financial year 2021.

Regarding agenda item 5:

•Remuneration report for the financial year 2021.

Regarding agenda item 6:

•Description of the modified remuneration system for the members of the management board.

In addition:

•	Report of the management board regarding the partial utilization of the Authorized Capital 2018/I excluding shareholders’ subscription rights; and
•	Report of the management board regarding the partial utilization of the Authorized Capital 2021/II excluding shareholders’ subscription rights.

The aforementioned documents will also be available for inspection during the Virtual Annual General Meeting on 13 July 2022 via the Protected Access.

Any countermotions, election proposals and requests for the inclusion of additional items from shareholders received by the Company in due time within the aforementioned periods and required to be published will also be made available via the aforementioned website.

This convocation has been submitted for publication to such media as can be expected that they will disseminate the information throughout the entire European Union.

13.	Information on data protection for shareholders

The controller within the meaning of article 4 no. 7 of Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation) (“GDPR“), who decides on the purposes and means of processing personal data, is:

Jumia Technologies AG
Skalitzer Straße 104
10997 Berlin
Germany
email: Compliance.Alert@jumia.com

Page 49/52

Shareholders can contact the Company’s Data Protection Officer (also for questions on data protection) as follows:

Jumia Technologies AG
Datenschutzbeauftragter
Skalitzer Straße 104
10997 Berlin
Germany

email: Compliance.Alert@jumia.com

The following categories of personal data are regularly processed as part of the preparation, implementation and follow-up of the Virtual Annual General Meeting:

•	first and last name, title, address, email address;
•	number of shares, class of shares, type of ownership of shares and number of the proxy voting card, including the access data, for the virtual general meeting;
•	in the case of a proxy nominated by a shareholder, his or her personal data, in particular name and place of residence, as well as contact details provided in the context of voting;
•

if a shareholder or a representative makes use of the right to ask questions pursuant to article 2 section 1(2) no. 3 of the COVID-19 Mitigation Act or otherwise contacts the Company, the personal data required to respond to any queries (e.g., the contact details provided by shareholders or their representatives, such as telephone numbers and email addresses); and

•	information regarding presence, motions, questions, election proposals and requests by shareholders regarding the Virtual Annual General Meeting.

In the case of countermotions, election proposals or requests for supplementary motions to be made available, these will be published on the Internet, including the name of the shareholder, on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and sub menu item “Annual General Meeting 2022” at

https://investor.jumia.com/agm-hv/AGM-2022/default.aspx.

If shareholders make use of the opportunity to ask questions in advance of the Virtual Annual General Meeting and their questions are dealt with there, this can be done by stating their name. Shareholders may, however, object to the mentioning of their name.

Other than that, personal data is made available to shareholders and shareholder representatives within the framework of the statutory provisions, namely via the

Page 50/52

attendance list. The attendance list may be inspected by shareholders and shareholder representatives up to two years after the Virtual Annual General Meeting (section 129(4) sentence 2 AktG).

Pursuant to article 6(1)(c) GDPR, the provisions of the AktG and the COVID-19 Mitigation Act, in particular sections 118 et seqq. AktG and the relevant provisions of the COVID-19 Mitigation Act (article 2 section 1), are the legal basis for the processing of personal data in connection with the preparation, execution and follow up of the Virtual Annual General Meeting and to enable the shareholders to exercise their rights in connection with the Virtual Annual General Meeting. In addition, the processing of personal data pursuant to article 6(1)(f) GDPR is carried out based on the legitimate interest of the Company in the proper conduct of the Virtual Annual General Meeting, including enabling the exercise of shareholders' rights and the communication with shareholders.

The Company's service providers used as processors for the purpose of hosting the Virtual Annual General Meeting will receive only such personal data from the Company that is necessary for the execution of the commissioned service and will process the data solely in accordance with the instructions of the Company.

As a rule, the Company or the commissioned service providers receive the shareholder’s personal data via the registration office from the intermediary that the shareholder has appointed to hold their shares in the Company in custody (so-called custodian bank).

The retention period for the data gathered in connection with the Virtual Annual General Meeting is regularly up to three years, unless statutory regulations on documentation and retention oblige the Company to continue storing the data or the Company has a legitimate interest in storing the data, for example in the event of legal or out-of-court disputes arising from the Virtual Annual General Meeting. The personal data will be deleted after expiry of the relevant time period.

Under certain legal conditions, shareholders have rights of access (article 15 GDPR), rectification (article 16 GDPR), erasure (article 17 GDPR), restriction of processing (article 18 GDPR) and objection (article 21 GDPR) with regard to their personal data or the processing thereof. Furthermore, shareholders have a right to data portability in accordance with article 20 GDPR.

Shareholders may exercise these rights free of charge against the Company by contacting the Company’s data protection officer mentioned above.

Shareholders also have a right to lodge a complaint with the data protection supervisory authorities under article 77 GDPR.

Page 51/52

The data protection supervisory authority responsible for the Company is:

Berliner Beauftragte für Datenschutz und Informationsfreiheit
Friedrichstraße 219
10969 Berlin
Germany
Tel.: +49 30 13889-0
Fax: +49 30 2155050
email: mailbox@datenschutz-berlin.de

Berlin, May 2022

Jumia Technologies AG
The management board

Page 52/52